FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2011 (No. 7)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On June 30, 2011, the Registrant filed a Form 6-K which attached  as Exhibit 99.1a  Notice of General Meeting and Proxy Statement in connection with its Annual General Meeting of Shareholders to be held on August 4, 2011.  The Registrant is attaching hereto as Exhibit 99.1 a revised, substitute Notice of General Meeting and Proxy Statement which replaces the materials filed on June 30, 2011. The Registrant will mail the substituted materials on or about July 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 3, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary